Exhibit 99.(p)(4)

January 2024	russellinvestments.com

Russell Investments / U.S. Code of Ethics	/ 2

About the U.S. Code of Ethics

Overview

Russell Investments1 (“RI”) places the highest value on ethical business practices and has adopted the following U.S. Code of Ethics (the “Code”) which establishes the standards of business conduct that all U.S. associates must follow. Our business is highly regulated, and RI is committed to complying with those regulations. In particular, the U.S. Securities and Exchange Commission (SEC) regulations require that investment advisers, such as RI, implement a written code of ethics designed to set forth standards of conduct and promote compliance with federal securities laws.

This Code has been designed to satisfy this regulatory requirement and prevent RI and its U.S. associates from engaging in any act, practice, or course of business prohibited under applicable securities laws, rules, and regulations. The Code is intended to supplement RI’s Global Code of Conduct and support RI’s value statements, protect the interests of our clients, and reinforce RI’s reputation for non-negotiable integrity.

Each of us must recognize our obligations as individuals to understand and obey the laws that apply to us in the conduct of our duties at RI. We must keep in mind that we have a fundamental duty to put our clients’ interests first and that our behavior, including our personal activities, must avoid any actual or potential conflicts of interest or any abuse of our position of trust and responsibility as associates of RI. You must adhere to the requirements of the Code and all applicable laws, rules, and regulations – doing so is a fundamental part of your job at RI.

U.S. Compliance is responsible for administering the Code. If you have any questions regarding your obligations under this Code, please contact U.S. Compliance.

Persons Covered by the U.S. Code of Ethics and Required Certification

The Code applies to all U.S. associates, including partners, officers, or directors (or other persons occupying a similar status or performing similar functions), any person who provides investment advice on behalf of RI and is subject to RI’s supervision and control, and any other person or group of persons as determined by U.S. Compliance (“Supervised Persons”).

All Supervised Persons are required to certify in writing upon hire and then annually thereafter that they have received a copy of the Code, have read and understand it, and agree to comply with its terms. Supervised Persons are also required, at least annually, to certify to information concerning their personal securities accounts, holdings, and transactions, including private securities transactions, outside business activities, and other information as described in the Code. By certifying to the Code, you are also certifying that you agree to comply with all policies and procedures referenced in it. All certifications and reporting required under the Code must be made via ACA ComplianceAlpha (“Employee Compliance”).

Certain provisions of the Code apply only to Supervised Persons who have access to non-public information regarding any purchases or sales of securities on behalf of a client, who are involved in making securities recommendations to clients, or who have access to recommendations that are non-public (“Access Persons”). You should presume that you are an Access Person unless you receive written notification from U.S. Compliance that you are not an Access Person.

Reporting Violations

Under this Code, as well as under RI’s Global Code of Conduct and Global Whistleblowing Policy, you are encouraged to promptly report any actual or suspected violations of the Code and any other RI policies and guidelines to U.S. Compliance, either directly or via RI’s confidential Ethics Hotline.

The Ethics Hotline is available 24 hours a day, every day (including holidays) at 1-800-932-5378. The Ethics Hotline is answered by an outside agency which documents and relays reported matters to a central administrator for further investigation. The administrator coordinates and oversees investigations and follow-up and, if required, appropriate corrective action. Calls may be made anonymously if desired. Each caller is assigned a case number by the outside agency, which the caller may use to call back and receive a status report on his or her call.

You are required to cooperate fully with all investigations into reported and suspected violations and answer questions truthfully. Every effort will be made to ensure confidentiality while still allowing matters to be properly investigated and resolved. Retaliation, harassment, and any other adverse employment consequence against any individual who in good faith reports any actual or suspected violation is strictly prohibited. Any associate who retaliates against any other person who in good faith reports an actual or suspected violation may be subject to disciplinary action, up to and including termination of employment.

1 For purposes of this Code, “Russell Investments” refers to all entities within Russell Investments that perform investment advisory or related services.

Russell Investments / U.S. Code of Ethics	/ 3

Any effort to conceal or cover up any violation of the Code is itself a violation. You are not authorized or required to carry out any order or request to engage in conduct which would violate the Code or any other RI policies, or to cover up any violation. If you receive such an order or request, you must promptly report it.

Any violation of the requirements set forth in this Code or the policies referenced in it may result in the imposition of such sanctions as RI may deem appropriate under the circumstances. Sanctions may include, among other actions, recertification that an associate has read and understood a policy, a letter of reprimand, adjustment to compensation, financial penalty, suspension, demotion, or termination of employment.

In addition to sanctions, RI may refer any violation to civil or criminal authorities as appropriate.

Conflicts of Interest

Conflicts of interest arise in situations where RI or an RI associate has an incentive to serve personal interests or the interests of RI over the interest of a client, or the interest of one client over another, or the interest of an associate or group of associates over the interest of RI or any of its clients. At RI we recognize that as a fiduciary we are expected to eliminate or mitigate conflicts of interest and to make full disclosure of all material conflicts of interest to our clients. To meet this standard, we expect our associates to act in the best interest of clients and avoid conflicts of interest where possible, and at a minimum to identify all conflicts of interest so that RI can take appropriate action.

Potential conflicts of interest often arise in the ordinary course of business. For further guidance, please refer to other sections of this Code, the Global Code of Conduct, Global Conflicts of Interest policy and various other RI policies.

Confidentiality and Privacy

Confidentiality is another fundamental duty we owe to our clients as well as to our fellow associates. We must keep all information about our clients and former clients in strict confidence, including their identity (unless they consent), financial circumstances, security holdings, as well as the advice furnished to them by us.

You are prohibited from disclosing any non-public information about any client, investments made by RI on behalf of any client, information about contemplated securities transactions, or information regarding RI’s trading strategies, to any person outside RI, except as required to effect securities transactions on behalf of a client or for other legitimate business purposes, or as required by law.

You must also protect and maintain the confidentiality of other sensitive, proprietary, and non-public, personal information which may come into your possession regarding RI, RI associates, clients, distributors, vendors, and any other persons or entities. You must not disclose such information to any persons or entities outside of RI without prior authorization by RI’s senior management, or as mandated by law or regulation. The dissemination of such information within RI should be restricted only to those of us who have a “need to know” in order to facilitate a task or strategic project.

You should be particularly mindful of your obligations to protect confidential information related to:

●	Business strategies;

●	Product design or development plans (including fund closures and mergers);

●	Product distribution plans and the identity and nature of arrangements with potential business partners;

●	Client and fund information such as holdings, strategies or trading information, or any information about which a client requires confidentiality;

●	Private or non-public, personal information regarding clients and associates; and

●	Financial results, legal postures, strategies, or proceedings.

As associates of RI, you may have access to non-public portfolio holdings information for RI’s mutual funds, Russell Investments Company and/or Russell Investments Funds (“RIC/RIF”). You must maintain the confidentiality of this information and prevent its selective disclosure. Disclosure of non-public portfolio holdings information may only be made in accordance with RIC/RIF’s Policies and Procedures Regarding Disclosure of Portfolio Holdings. In general, RIC/RIF portfolio holdings information is considered to be public when it is available through public filings with regulators or disclosed on russellInvestments.com.

You must contact U.S. Compliance and request prior approval to disclose RIC/RIF non-public portfolio holdings information, including disclosure to third-party vendors.

Russell Investments / U.S. Code of Ethics	/ 4

Nothing in this Code or in any RI employment agreement, confidentiality agreement, or any other RI policy or agreement shall prohibit an associate from communicating directly with or providing information, including documents, not otherwise protected from disclosure by any applicable law or privilege, to any regulator or any other national, federal, state, or local government agency or commission regarding possible violations of law or regulation, without disclosure to RI.

If you become aware that the security of any confidential, sensitive, proprietary, or non-public, personal information may have been compromised, lost, or stolen, you should promptly report the matter to U.S. Compliance.

Insider Trading and Front Running

Overview

From time to time, you may come into possession of material, non-public information (“MNPI”), including MNPI about public companies, private companies, and clients. Generally, information is considered “material” when there is a substantial likelihood that a reasonable investor would consider it important in making his or her investment decision and is considered “non-public” until it has been disseminated broadly to investors in the marketplace.

You must contact U.S. Compliance if you believe you have received MNPI or if you are unsure as to whether the information in your possession is material or non-public. You may obtain MNPI as a result of your conversations with clients, managers, and other vendors and distributors who are, or are affiliated with, public companies. Additionally, you may obtain MNPI through knowledge about client and fund trading, client holdings, and knowledge of manager changes and transitions.

U.S. securities laws and regulations make it illegal to:

●	Trade on the basis of MNPI (i.e., insider trading);

●	Provide MNPI to others who may trade on the basis of such information (i.e., tipping); and

●	Take advantage of clients by purchasing or selling ahead of client orders (i.e., front running).

Accordingly, you are prohibited from trading, either personally or on behalf of others, including in accounts managed by RI, on the basis of MNPI or communicating MNPI to others in violation of the law or this Code.

The consequences of engaging in insider trading, tipping, and front running are severe and include sanctions or termination of employment by RI, as well as civil and criminal penalties. If you are not sure whether a securities transaction would violate the law or this Code because of non-public information in your possession, you should assume that the trade is not permitted until you consult with U.S. Compliance.

Restrictions

If you are in possession of MNPI concerning any company, you must not purchase, sell, recommend, or direct the purchase or sale of any security of such company. If you communicate MNPI to another person or entity who trades in reliance on such information, you may be subject to sanctions as though you yourself bought or sold the securities. You must allow sufficient time to elapse after the information is disclosed to the general public before taking any action on the basis of such information.

If you are in possession of MNPI about client or fund holdings or trading activity, you must adhere to any policies and procedures concerning the disclosure of such information. In addition, you must not purchase or sell any security if you know that the purchase or sale may take advantage of the market effect of purchases and sales of securities by RI or any RI client or would otherwise compete with transactions of RI or any RI client.

You must not disclose MNPI about client holdings or trading activity to any person inside or outside of RI, except:

●	To the extent the information has been made public;

●	As reasonably required in the regular course of your duties in furtherance of your obligations to RI or RI’s obligations to its clients;

●	As required by applicable law; or

●	As authorized by a member of RI’s Executive Committee or U.S. Compliance.

U.S. Compliance maintains a restricted list of companies, in the unusual event where RI or its associates may be in possession of MNPI (the “Restricted List”) on a specific issuer. You may not purchase, sell, recommend, or share your knowledge of the securities appearing on the Restricted List without prior approval from U.S. Compliance. If

Russell Investments / U.S. Code of Ethics	/ 5

you are involved in a potential business transaction, business relationship, or any other activity that may result in possession of MNPI, or if you otherwise come into possession of MNPI, you must immediately notify U.S. Compliance so the company may be added to the Restricted List.

Personal Trading

To ensure that you trade in your personal investment accounts lawfully and in a manner which avoids actual or potential conflicts between your interests and the interests of RI and RI clients, you must pre-clear certain securities transactions and report transactions and holdings to U.S. Compliance through Employee Compliance.

The information below summarizes some of the more significant requirements that apply to the personal trading activity of you, your family members, and other financial dependents:

●	You must disclose certain investment accounts;

●	You must submit initial and annual holdings reports and quarterly transactions reports, subject to certain exceptions;

●	You must obtain prior approval for certain securities transactions, including any private securities transactions such as limited partnerships or private placements;

●	You are prohibited from purchasing any security you sold within the previous 60 days, or selling any security you purchased within the previous 60 days;

●	You are prohibited from trading in certain securities that are in the process of being traded for RI clients; and

●	You are prohibited from acquiring securities in an initial public offering (IPO).

For RI’s complete policies and procedures regarding your personal trading obligations, refer to RI’s U.S. Personal Trading Policy.

Outside Business Activities

Outside business activities, including directorships, employment, and other business activities and affiliations outside of RI often result in potential conflicts of interest. In general, you must obtain approval from U.S. Compliance through Employee Compliance prior to undertaking certain activities, so that a determination may be made whether the activities interfere with any of your or RI’s responsibilities and so that any potential conflicts may be addressed.

For RI’s complete policies and procedures regarding outside activities, refer to RI’s U.S. Outside Business Activities Policy.

Political Contributions

Several laws, rules, and regulations (commonly known as “pay-to-play” laws) place certain restrictions on investment advisers and their employees who provide advisory services to certain government entities and elected officials. In general, you must obtain approval from U.S. Compliance through Employee Compliance prior to the date of any intended political contributions that you, your spouse, or any dependent child wish to make or solicit, directly or indirectly.

For RI’s complete policies and procedures regarding political contributions, refer to RI’s U.S. Political Contributions Policy.

Gifts and Entertainment

It is RI’s policy to earn business based on the quality of our products and services, and to select and manage our service providers on the same basis. Accordingly, you should not provide or solicit gifts, entertainment, or other items of value for the purpose of unduly influencing the recipient’s judgment or in return for any business, service, or confidential information. This applies to gifts, entertainment, events, and charitable contributions.

RI is subject to various regulatory and industry organizations that have policies and rules that should be considered when giving or receiving gifts and entertainment. You should also be aware that many RI clients and prospects (notably, government plans, Taft-Hartley/Union plans, and plans subject to ERISA) have their own strict policies on the giving and receiving of gifts, entertainment, and other contributions.

You should be prepared to discuss these policies with RI clients or prospects before arranging entertainment or providing gifts. In addition, individual business units may impose additional or more restrictive requirements than

Russell Investments / U.S. Code of Ethics	/ 6

those set forth in this Code due to specific regulatory requirements or management decisions to apply stricter standards than those required by law or regulation.

For RI’s complete policies and procedures regarding gifts and entertainment, refer to RI’s U.S. Gifts and Entertainment Policy.

Training and Education

U.S. Compliance provides training and education regarding the Code, other RI policies, and other relevant industry and regulatory topics, on a periodic basis. You are required to attend all training sessions and read any applicable training materials provided by U.S. Compliance. Completing required compliance training is considered as part of each associate’s “Good Citizen” annual performance objective, and failure to complete required compliance training is considered a violation of the Code and will be addressed in the same manner as any other violation.

Administration of the U.S. Code of Ethics

Use of the U.S. Code of Ethics

This Code is intended for use by associates in connection with their job-related duties. Clients, prospective clients, and other persons or entities outside of RI may request copies of the Code from time to time. You must obtain approval from U.S. Compliance prior to distributing this Code to anyone outside of RI.

Amendments to the U.S. Code of Ethics

U.S. Compliance may provide you with material amendments to this Code from time to time and you must provide U.S. Compliance with a written acknowledgment, outside of the annual certification process, that you received the amendments and agree to comply with terms of the Code as amended.

Russell Investments / U.S. Code of Ethics	/ 7